Exhibit 12.1

STATEMENT OF RATIOS OF EARNINGS TO FIXED CHARGES

Ratio of earnings to fixed charges	Year ended December 31,
	2014	2013	2012	2011	2010
	(Dollars in thousands)
Earnings:
Income from continuing operations before taxes	$46,288	$37,419	$31,838	$28,563	$29,336
Fixed charges excluding deposits and preferred stock dividends:	4,764	4,402	7,815	9,862	11,333

Subtotal	51,052	41,821	39,653	38,425	40,669
Interest on deposits	5,064	6,089	8,344	10,878	15,195

Total	$56,116	$47,910	$47,997	$49,303	$55,864

Fixed charges:
Interest excluding deposits	$3,873	$3,568	$7,102	$9,233	$10,700
Interest component on rentals*	891	834	713	629	633
Preferred stock dividends	—	—	620	2,167	3,987

Subtotal	4,764	4,402	8,435	12,029	15,320
Interest on deposits	5,064	6,089	8,344	10,878	15,195

Total	$9,828	$10,491	$16,779	$22,907	$30,515

Ratio of earnings to fixed charges:
Excluding interest on deposits	10.72	9.50	4.70	3.19	2.65
Including interest on deposits	5.71	4.57	2.86	2.15	1.83

*Interest component on rentals estimated to be one-third of rentals